UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 26, 2017

Commission File Number: 001-32328

Mechel PAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL EXPANDS MINING MACHINERY FLEET AT SOUTHERN YAKUTIA INDUSTRIAL FACILITIES

Moscow, Russia – December 26, 2017 – Mechel PAO (MOEX: MTLR; NYSE: MTL), one of
the leading Russian mining and metals companies, reports leasing 18 BelAZ mining trucks as part of an agreement with State Transport Leasing Company for a total of 2.8 billion rubles.

In November and December, Mechel Group’s mining division facilities have signed several agreements with State Transport Leasing Company for financing supplies of 18 BelAZ trucks with a total of 2.8 billion rubles. The financing term is five years. All trucks are already operating.

This acquisition of heavy-load trucks was made in the framework of the program on preferential financing of export industrial products made in Belarus.

The new BelAZ trucks became yet another acquisition that is part of the technical revamping program of Mechel’s mining division. Over 30 mining machines were supplied to Elgaugol OOO and Yakutugol Holding Company AO in 2017.

“We are grateful to State Transport Leasing Company for the superior professionalism and constructive approach they demonstrated as we worked on this deal, and we hope for more mutually profitable cooperation in the future.
Expanding our mining and transport fleet in Southern Yakutia will enable us to increase the volumes of coal that is being prepared for mining and, as a result, increase production in 2018,” Mechel Mining Management OOO’s Chief Executive
Officer Pavel Shtark noted.

***

Mechel PAO

Ekaterina Videman

Tel: + 7 495 221 88 88 ekaterina.videman@mechel.com

***

Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel PAO

Date: December 26, 2017	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO